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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	(Successor)							Jostens, Inc. (Predeccessor)
	Nine Months Ended								Fiscal Year
Dollars in thousands	October 1, 2005	October 1, 2004		Fiscal Year 2004		Five Months Ended January 2, 2004		Seven Months Ended July 29, 2003	2002	2001	2000
Earnings
Income (loss) from continuing operations before income taxes	$52,523	$(43,591)		$(153,469)		$(70,351)		$11,750	$64,483	$45,115	$5,532
Interest expense (excluding capitalized interest)	92,923	129,908		160,279		67,990		32,528	68,435	79,035	60,252
Portion of rent expense under long-term operating leases representative of an interest factor	2,272	2,447		2,970		1,127		799	1,312	1,164	1,121

Total earnings (loss)	$147,718	$88,764		$9,780		$(1,234)		$45,077	$134,230	$125,314	$66,905

Fixed charges
Interest expense (including capitalized interest)	$92,923	$129,908		$160,279		$67,990		$32,528	$68,435	$79,035	$60,252
Portion of rent expense under long-term operating leases representative of an interest factor	2,272	2,447		2,970		1,127		799	1,312	1,164	1,121

Total fixed charges	$95,195	$132,355		$163,249		$69,117		$33,327	$69,747	$80,199	$61,373

Ratio of earnings to fixed charges	1.6	0.7	(1)	0.1	(2)	(0.0	)(3)	1.4	1.9	1.6	1.1

(1)
Earnings did not cover fixed charges by $43.6 million.
(2)
Earnings did not cover fixed charges by $153.5 million.
(3)
Earnings did not cover fixed charges by $70.3 million.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)